UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Grindrod Shipping Holdings Ltd.

File No. 5-90546 – CTR#3269

Grindrod Shipping Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on October 28, 2022.

Based on representations by Grindrod Shipping Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(iii)
Exhibit (c)(iv)
Exhibit (c)(v)
Exhibit (c)(vi)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions